SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 1st Quarter Results dated 19 April 2007


Embargo: 07.00am Thursday 19 April 2007

PRUDENTIAL PLC FIRST QUARTER 2007 NEW BUSINESS RESULTS

All figures compared to 2006 at constant exchange rates unless stated


                                      APE                  Growth        PVNBP               Growth


Total Group Insurance                 GBP640 million       8%            GBP4,775 million    1%


Total Group Retail Insurance          GBP592 million       25%           GBP4,295 million    22%


UK retail                             GBP181 million       16%           GBP1,508 million    13%


Total UK                              GBP183 million       (23)%         GBP1,521 million    (29)%


US                                    GBP180 million       21%           GBP1,796 million    21%


Asia                                  GBP277 million       34%           GBP1,458 million    33%


Asia Fund Management                  Net fund inflows of GBP0.6 billion, up 18%
                                      External funds under management of GBP12.8 billion

M&G                                   Net fund inflows of GBP1.4 billion, down 22%
                                      External funds under management of GBP46.1 billion



Mark Tucker, Group Chief Executive said:

"I am delighted by the excellent start the Group has made to the year, building on the strong momentum established in 2005 and 2006.

"We have continued to pursue our growth and value agenda and worldwide retail new business APE increased by 25% to GBP592 million over the same quarter last year with strong performances in all regions.

"In our asset management businesses M&G had net fund inflows of GBP1.4bn, the second highest quarter on record, and in Asia we had a record start to the year with net inflows of GBP0.6 billion ahead 18%.

"We continue to see excellent prospects across the Group and we will pursue these opportunities aggressively with a clear focus on value creation."




Commentary on First Quarter 2007 New Business Results

UK insurance operations

Prudential's focus in the UK continues to be on those areas of its retail and wholesale business which can generate attractive returns. Overall retail APE sales were up 16 per cent year-on-year to GBP181 million driven by growth in individual annuities, with-profits bonds and corporate pensions.

Within its wholesale business, in the first quarter Prudential announced that it had reached agreement in principle to acquire Equitable Life's portfolio of in-force with-profits annuities. The transaction is expected to generate premium income of approximately GBP180 million on an APE basis and will be recognised once it completes, which is expected to be in the fourth quarter of 2007.

Total UK APE sales in the first quarter were GBP183 million, a decrease of 23 per cent on the same period last year. However, the first quarter of 2006 included a single bulk annuity of APE GBP66 million and GBP15 million of credit life sales under a contract with Lloyds TSB that has not been renewed for 2007. On a PVNBP basis, total UK sales for the first quarter of 2007 were GBP1.5 billion, compared with GBP2.1 billion in the same period last year.

Retail Retirement APE sales of GBP125 million increased 29 per cent on 2006, reflecting strong growth in individual annuities, corporate pensions, equity release and with-profit bonds.

Individual annuity sales for the first quarter of 2007 were up 35 per cent on the first quarter of 2006 to GBP66 million. This growth was driven by the continued strength of internal vestings, up 32 per cent to GBP33 million, together with increased partnership sales, up 110 per cent to GBP21 million which reflected the growing momentum of partnership deals, including Openwork and St James's Place Capital.

In the first quarter of 2007, sales of with-profit annuities increased by 43 per cent over the same period last year due to continuing strong demand and sales from the recently signed single-tie arrangement with Openwork. Prudential enhanced its with-profits annuity offering in February 2007, adding the facility to accept Protected Rights monies (those contracted out of the State Earnings Related Pension Scheme which was replaced by the second state pension), which is a first in the with-profits annuity market and allows customers to combine 100 per cent of their pension into a with-profits annuity.

Corporate pensions delivered strong sales during the first quarter with APE of GBP27 million, up 170 per cent on the same period in 2006. These results include strong sales in the new Fund Delivery Service proposition, which contributed over GBP10 million in new APE sales.

Currently an estimated GBP1.1 billion of property assets enter the equity release market each year and this is predicted to grow to GBP2 billion by the end of 2008. From a standing start in October 2005 the UK business now has over GBP120 million of mortgage assets. New loans advances for the first quarter of 2007 were GBP34 million, compared with GBP9 million for the first quarter last year.

With-profits bond sales continued the momentum shown throughout last year, with sales of GBP6 million in the first quarter of 2007 double the first quarter of 2006. This was driven by the continued strong investment returns generated from the life fund. Prudential also signed a single tie distribution agreement in the first quarter with Openwork for PruFund, Prudential's unitised and smoothed investment plan.

Offshore bond sales generated from Europe grew 66 per cent to GBP9 million during the first quarter, reflecting the continued appetite in Continental Europe for Prudential's with-profits bond, and its strengthened distribution. This was offset by lower offshore sales into the UK through intermediaries, which reduced by 27 per cent to GBP5 million reflecting Prudential's emphasis on value, not volume in this market.

Prudential also recently launched two multi-asset funds using the with-profits investment capability into the Collectives market and within offshore bonds.



Prudential launched its Flexible Protection Plan nationally in February 2007. The product has been introduced to over 2000 advisers and Prudential has secured panel placements with a number of firms who account for a significant proportion of the intermediary distribution landscape in the UK. Prudential withdrew from the commoditised protection market in the first quarter of 2007.

PruHealth's business is not included in total APE sales numbers. It continued to grow strongly in the first quarter of 2007 with Gross Written Premiums of GBP16 million, 100 per cent up on the GBP8 million achieved in the same period last year. For the first time the number of lives covered exceeded 100,000 in February, with 108,000 lives covered at the end of the quarter. PruHealth has entered into an exclusive arrangement with Boots the Chemist to promote PMI as part of its Health Club launch from 25th April. PruHealth has also launched new Trust and Self-Insured scheme products from April to strengthen its position in the Corporate market.

Within the Mature Life and Pensions business total APE sales of GBP56 million were 5 per cent lower than for the first quarter of 2006 reflecting lower DWP rebates business, down 19 per cent.

Prudential's progress in this quarter is consistent with the strategy outlined on 15th March and continues the strong retail growth seen in 2006. Prudential UK will continue to focus on profitable opportunities which deliver capital efficient returns in its chosen product areas and distribution channels.

US insurance operations

Jackson, Prudential's US insurance business, delivered APE sales of GBP180 million in the first three months of 2007, representing a 21 per cent increase over the same period in 2006, driven by continued growth in sales of variable annuities. On a PVNBP basis, new business sales were GBP1.8 billion. Retail APE sales of GBP134 million were up 23 per cent.

Jackson delivered record variable annuity sales of GBP1.1 billion in the first quarter of 2007, up 31 per cent on the corresponding period last year. For the full year 2006, Jackson increased its variable annuity market share to 4.6 per cent, up from 3.6 per cent for full year 2005, and maintained its ranking as the 12th leading variable annuity provider during the full year 2006. This impressive growth trend in variable annuity sales continued in the first quarter of 2007, driven by Jackson's distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award winning customer service. In particular, Jackson's distribution model successfully supports the ability of Jackson's wholesalers to use a sophisticated sales process in order to forge productive, long-term relationships with advisers.

Fixed annuity APE sales of GBP13 million were in line with sales in the same period of 2006 at CER. Entry spreads for fixed annuities continued to be challenging in the first quarter of 2007 as the current interest rate environment, characterised by an inverted yield curve, limits the crediting rates that can be offered on the products and therefore diminishes their attractiveness to customers.

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US. APE sales of GBP11 million were 8 per cent down on the same period in 2006.

Institutional APE sales of GBP47 million were up 15 per cent on the same period in 2006, as Jackson continues to participate in this market on an opportunistic basis.

In the first quarter of 2007, Jackson continued its track record of product innovation by launching a new line of retail mutual funds and a simplified variable annuity, and by adding new fund options and features to its existing variable annuity offering.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to build its position in the US retail asset management market with total assets under management at the end of March 2007 of GBP1.4 billion ($2.7 billion) compared with GBP1.2 billion at CER ($2.4 billion) at the end of December 2006. Curian generated record deposits in the first quarter of 2007 of GBP150 million, up 38 per cent on the same period in 2006.

Jackson has made a strong start to the year, focusing on value-driven growth in its key product offering and it continues to be well positioned to take advantage of the growing opportunities in the US retirement market.



Asia insurance operations

Prudential's Asian life operations delivered new business APE of GBP277 million representing growth of 34 per cent over the first quarter 2006 and reflecting the excellent momentum of the business. On the PVNBP basis sales for first quarter 2007 of GBP1.5 billion are 33 per cent higher than the same period last year.

Prudential's focus continues to be investing to strengthen and diversify its Asian platform to maximise shareholder returns from the existing business and explore new profitable growth opportunities. Agency growth and productivity improvements remain core drivers with agent numbers at 31 March 2007 of 335,000. This was driven primarily by India up 214 per cent on the same quarter last year, together with China and Indonesia up 43 per cent and 20 per cent respectively. As our bank and broker distribution channels continue to strengthen, the proportion of new business from traditional agency distribution was 67 per cent compared to 71 per cent last year. Unit-linked business represented 67 per cent of new business for the quarter.

In China, CITIC Prudential is now operating in 16 cities with APE sales of GBP12 million, an increase of 100 per cent compared to the first quarter of 2006. Guangzhou, Beijing and Shanghai account for 60 per cent of the first quarter APE.

Prudential's joint venture with ICICI in India continued to perform very strongly during the first quarter, the final quarter of the Indian fiscal year, and traditionally the busiest time of year. First quarter APE of GBP57 million was an increase of 90 per cent on the same quarter in 2006. The operation continues to lead the private sector by a clear margin and as announced recently by ICICI, its shareholding will be transferred to an ICICI holding company with a view to an IPO. This will not affect the operation of the business or Prudential's 26 per cent stake.

Prudential's life business in Indonesia continues to go from strength to strength with APE sales of GBP22 million, 69 per cent up on the same period last year, driven by increased agent numbers. This business is predominantly unit-linked. Work is progressing with Citibank on establishing bancassurance distribution in Indonesia.

In Hong Kong, Prudential continues to make excellent progress through both agency distribution and bancassurance with Standard Chartered Bank. New business APE at GBP36 million is up 57 per cent on last year. The business mix also includes a higher proportion of unit-linked products.

Prudential's Singapore life business produced a 19 per cent increase in APE for the first quarter and finished 2006 with market leading share for APE. In Malaysia, industry sales remain depressed following regulatory changes last year. However, our sales were the same as those achieved in the first quarter of 2006. The Takaful joint venture with Bank Simpanan Nasional (BSN) continues to perform well.

Prudential's Korean life business, with APE of GBP55 million, increased by 6 per cent compared to the first quarter of 2006. This reflects a market slowdown in variable unit-linked products, increased competition in the general agent channel and lower agent recruitment. The outlook remains positive, particularly with new distribution agreements with Industrial Bank of Korea and Korea Bank getting underway in the second quarter.

In Taiwan, first quarter APE at GBP37 million is 8 per cent lower than the equivalent very strong quarter last year. The proportion of higher margin unit-linked remains high at 61 per cent.

Good progress is being made in Japan where new business APE is GBP10 million. This is a combination of the award by Fitch of an A- credit rating for PCA Life Japan in February and an increase in sales ahead of an anticipated change in local tax regulations, which could reduce the tax benefit provided by the Increasing Term Life product.

Prudential has an excellent track record of building profitable businesses in Asia and its focus continues to be on profitable and sustainable long-term growth.



Asset Management

M&G

M&G made a solid start to the year, delivering gross fund inflows of GBP3.3 billion, a 13 per cent increase on the previous record-breaking first quarter last year. This reflects the strengths of M&G's diversified product offering in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

Net fund inflows were the second highest ever achieved at GBP1.4 billion, but were 22 per cent down on last year. This was mainly due to asset allocation shifts by retail investors in Europe and lower flows into segregated bond funds, typically lower margin institutional business. External funds under management grew to GBP46 billion.

Gross inflows into retail funds increased by 20 per cent to GBP1.9 billion during the first quarter. Net retail fund inflows were down by a third to GBP573 million, due to increased redemptions in Europe as a result of asset allocation shifts by investors in the wake of equity market falls in late February.

Strong retail sales momentum continued in the UK, with gross fund inflows increasing by 56 per cent and net inflows up 49 per cent compared with the same period last year. Over the past two years, UK net fund inflows have increased sixfold. Asian markets, where M&G distributes funds in partnership with Prudential Corporation Asia (PCA), also saw strong growth with net inflows tripling in the first quarter compared to 2006.

M&G's institutional businesses delivered gross fund inflows of GBP1.3 billion during the first quarter, in line with the same period last year. Net fund inflows fell 14 per cent to GBP794 million, largely due to a fall in lower margin business such as traditional segregated bond funds.

M&G's institutional strategy has been to utilise the skills developed primarily for internal funds to build new, higher margin business streams and diversify revenues, and in the first quarter these more profitable areas grew significantly. Gross fund inflows into higher margin areas, such as leveraged loans, collateralised debt obligations (CDOs), infrastructure finance and the Episode global macro hedge fund increased threefold during the first quarter and represented half of all institutional flows. Net fund inflows into these areas more than tripled in the first quarter of 2007, compared to the same period last year, producing a more profitable sales mix.

Asian Fund Management Business

The Asian Fund Management business made a record start to the year, delivering its highest first quarter third party net inflows since the business was launched in 1998.

Net inflows of GBP0.6 billion were up 18 per cent against the same period in 2006. Of the GBP0.6 billion in net flows, 93 per cent were in longer-term equity and fixed income products with 7 per cent in shorter-term money market funds. India and Japan recorded the strongest inflows.

Total third party funds under management were GBP12.8 billion, an increase of 5 per cent compared to the fourth quarter in 2006. India, Japan and Korea continue to be the main drivers of growth due to their innovative product strategy, expanded distribution channels and good fund performance.

In Taiwan, during the first quarter of 2007, PCA Securities Investment Trust
(PSIT) was selected as a fund manager for The Public Service Pension Fund mandate.

The Asian Fund Management business continued to grow its institutional business and during the first quarter of 2007 it was awarded investment mandates of GBP200 million from a number of Asian government related entities.

Prudential remains confident that its fund management businesses in Asia are in an ideal position to achieve strong and profitable growth.



ENDS



Enquiries:

Media                                        Investors/Analysts
Jon Bunn                   020 7548 3559     James Matthews        020 7548 3561
William Baldwin-Charles    020 7548 3719     Valerie Pariente      020 7548 3511



Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3. UK Retail sales include all products except bulk annuities and credit life sales.

4. There will be a conference call today for wire services at 7.30am hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0205. Pin number: 155439#

5. There will be a conference call for investors and analysts at 10:00am hosted by Mark Tucker, Group Chief Executive, and Philip Broadley, Group Finance Director. From the UK please call +44 (0)20 8609 0793 and from the US 1 866 793 4279. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or 1 866 676 5865 from the US. The conference reference number is 169904#.

6. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

7. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                         Annual Premium Equivalent Sales
                            Actual Exchange Rates             Constant Exchange Rates
                            2007        2006     +/- (%)       2007        2006     +/- (%)

                             GBPm        GBPm                   GBPm        GBPm
UK                            183         238      (23)%         183         238      (23)%
US                            180         167         8%         180         149        21%
Asia                          277         226        23%         277         207        34%
                           ______      ______     ______      ______      ______     ______
Total                         640         631         1%         640         594         8%

                                                  Gross Inflows
                            Actual Exchange Rates             Constant Exchange Rates
                            2007        2006     +/- (%)       2007        2006     +/- (%)

                             GBPm        GBPm                   GBPm        GBPm
M&G                         3,283       2,915        13%       3,283       2,915        13%
US                              4           0                      4           0
Asia                        7,155       4,407        62%       7,155       4,003        79%
                           ______      ______     ______      ______      ______     ______
Total                      10,442       7,322        43%      10,442       6,918        51%

                                   Total Insurance and Investment New Business
                            Actual Exchange Rates             Constant Exchange Rates
                            2007        2006     +/- (%)       2007        2006     +/- (%)

                             GBPm        GBPm                   GBPm        GBPm
Insurance                   3,725       4,128      (10)%       3,725       3,921       (5)%
Investment                 10,442       7,322        43%      10,442       6,918        51%
                           ______      ______     ______      ______      ______     ______
Total                      14,167      11,450        24%      14,167      10,839        31%



8. For Jackson, market share data is provided for the full year of 2006, being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from LIMRA and The Advantage Group.

9.       Financial Calendar 2006 - 2007:


AGM                                                              17 May 2007

Interim Results                                                  1  August 2007

Q3 New Business Figures                                          18 October 2007



*Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP250.7 billion in assets under management as at 31 December 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.







Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                          UK & Europe              US (1a)              Asia (1a)              Total

                        2007   2006        2007 Q1 2006 Q1           2007   2006          2007   2006
                          Q1     Q1                                    Q1     Q1            Q1     Q1
                         YTD    YTD +/-(%)     YTD     YTD  +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                        GBPm   GBPm           GBPm    GBPm           GBPm   GBPm          GBPm   GBPm

Total Insurance        1,375  2,047  (33%)   1,766   1,460     21%    584    414    41%  3,725  3,921   (5%)
Products

Total Investment       3,283  2,915    13%       4       -       -  7,155  4,003    79% 10,442  6,918    51%
Products - Gross
Inflows (2)

                      ______ ______ ______  ______  ______  ______ ______ ______ ______ ______ ______ ______
Group Total            4,658  4,962   (6%)   1,770   1,460     21%  7,739  4,417    75% 14,167 10,839    31%





INSURANCE OPERATIONS


                              Single                Regular                 Total           Annual Equivalents(3)

                      2007 Q1 2006 Q1        2007 Q1 2006 Q1        2007 Q1 2006 Q1          2007   2006
                                                                                               Q1     Q1
                          YTD     YTD +/-(%)     YTD     YTD +/-(%)     YTD     YTD +/-(%)    YTD    YTD +/-(%)
                         GBPm    GBPm           GBPm    GBPm           GBPm    GBPm          GBPm   GBPm
UK Insurance
Operations

Product Summary

Internal Vesting          325     254    28%       -       -      -     325     254    28%     33     25    32%
annuities

Direct and                205     103    99%       -       -      -     205     103    99%     21     10   110%
Partnership Annuities

Intermediated             132     132     0%       -       -      -     132     132     0%     13     13     0%
Annuities

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Individual          662     489    35%       -       -      -     662     489    35%     66     49    35%
Annuities

Equity Release             34       9   278%       -       -      -      34       9   278%      3      1   200%

Individual Pensions         9       3   200%    -       -         -       9       3   200%      1   -         -

Corporate Pensions        129      13   892%      14       9    56%     143      22   550%     27     10   170%

Unit Linked Bonds          71     115  (38%)       -    -         -      71     115  (38%)      7     12  (42%)

With-Profit Bonds          56      29    93%       -    -         -      56      29    93%      6      3   100%

Protection                  -    -         -       1       3  (67%)       1       3  (67%)      1      3  (67%)

Offshore Products         127     191  (34%)       1       -      -     128     191  (33%)     14     19  (26%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Retail            1,088     849    28%      16      12    33%   1,104     861    28%    125     97    29%
Retirement


Corporate Pensions         46     116  (60%)      28      19    47%      74     135  (45%)     33     31     6%

Other Products             49      65  (25%)       6       6     0%      55      71  (23%)     11     13  (15%)

DWP Rebates               129     161  (20%)       -       -      -     129     161  (20%)     13     16  (19%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Mature Life and     224     342  (35%)      34      25    36%     258     367  (30%)     56     59   (5%)
Pensions


                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Retail            1,312   1,191    10%      50      37    35%   1,362   1,228    11%    181    156    16%

Wholesale Annuities         3     664 (100%)       -       -      -       3     664 (100%)   -        66      -

Credit Life                10     155  (94%)       -    -         -      10     155  (94%)      1     16  (94%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance      1,325   2,010  (34%)      50      37    35%   1,375   2,047  (33%)    183    238  (23%)
Operations

Channel Summary

Direct and                634     440    44%      43      30    43%     677     470    44%    106     74    43%
Partnership

Intermediated             549     590   (7%)       7       7     0%     556     597   (7%)     62     66   (6%)

Wholesale                  13     819  (98%)    -       -         -      13     819  (98%)      1     82  (99%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total               1,196   1,849  (35%)      50      37    35%   1,246   1,886  (34%)    170    222  (23%)


DWP Rebates               129     161  (20%)       -       -      -     129     161  (20%)     13     16  (19%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance      1,325   2,010  (34%)      50      37    35%   1,375   2,047  (33%)    183    238  (23%)
Operations


US Insurance
Operations (1a)

Fixed Annuities           134     133     1%       -       -      -     134     133     1%     13     13     0%

Fixed Index Annuities     109     119   (8%)       -       -      -     109     119   (8%)     11     12   (8%)

Variable Annuities      1,050     802    31%       -       -      -   1,050     802    31%    105     80    31%

Life                        2       2     0%       4       3    33%       6       5    20%      4      3    33%

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total Retail        1,295   1,056    23%       4       3    33%   1,299   1,059    23%    134    109    23%

Guaranteed Investment     132     245  (46%)       -       -      -     132     245  (46%)     13     25  (48%)
Contracts

GIC - Medium Term         335     156   115%       -       -      -     335     156   115%     34     16   113%
Note

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total US Insurance      1,762   1,457    21%       4       3    33%   1,766   1,460    21%    180    149    21%
Operations


Asian Insurance
Operations (1a)

China                       6      10  (40%)      11       5   120%      17      15    13%     12      6   100%

Hong Kong                 102      59    73%      26      17    53%     128      76    68%     36     23    57%

India (6)                  12       7    71%      56      29    93%      68      36    89%     57     30    90%

Indonesia                  16       4   300%      20      13    54%      36      17   112%     22     13    69%

Japan                      30       9   233%       7    -         -      37       9   311%     10      1   900%

Korea                      27      28   (4%)      52      49     6%      79      77     3%     55     52     6%

Malaysia                    2       1   100%      14      14     0%      16      15     7%     14     14     0%

Singapore                 103      83    24%      15      13    15%     118      96    23%     25     21    19%

Taiwan                     36      27    33%      33      37  (11%)      69      64     8%     37     40   (8%)

Other (4)                   7       2   250%       9       7    29%      16       9    78%     10      7    43%

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Asian Insurance     341     230    48%     243     184    32%     584     414    41%    277    207    34%
Operations


                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Group Total             3,428   3,697   (7%)     297     224    33%   3,725   3,921   (5%)    640    594     8%







Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                          UK & Europe            US (1b)               Asia (1b)               Total

                        2007   2006          2007   2006        2007 Q1 2006 Q1           2007   2006
                          Q1     Q1            Q1     Q1                                    Q1     Q1
                         YTD    YTD +/-(%)    YTD    YTD +/-(%)     YTD     YTD  +/-(%)    YTD    YTD +/-(%)
                        GBPm   GBPm          GBPm   GBPm           GBPm    GBPm           GBPm   GBPm

Total Insurance        1,375  2,047  (33%)  1,766  1,629     8%     584     452     29%  3,725  4,128  (10%)
Products

Total Investment       3,283  2,915    13%      4      -      -   7,155   4,407     62% 10,442  7,322    43%
Products - Gross
Inflows (2)

                      ______ ______ ______ ______ ______ ______  ______  ______  ______ ______ ______ ______
Group Total            4,658  4,962   (6%)  1,770  1,629     9%   7,739   4,859     59% 14,167 11,450    24%





INSURANCE OPERATIONS


                              Single                Regular                 Total           Annual Equivalents(3)

                      2007 Q1 2006 Q1        2007 Q1 2006 Q1        2007 Q1 2006 Q1          2007   2006
                                                                                               Q1     Q1
                          YTD     YTD +/-(%)     YTD     YTD +/-(%)     YTD     YTD +/-(%)    YTD    YTD +/-(%)
                         GBPm    GBPm           GBPm    GBPm           GBPm    GBPm          GBPm   GBPm
UK Insurance
Operations

Product Summary

Internal Vesting          325     254    28%       -       -      -     325     254    28%     33     25    32%
annuities

Direct and                205     103    99%       -       -      -     205     103    99%     21     10   110%
Partnership Annuities

Intermediated             132     132     0%       -       -      -     132     132     0%     13     13     0%
Annuities

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Individual          662     489    35%       -       -      -     662     489    35%     66     49    35%
Annuities

Equity Release             34       9   278%       -       -      -      34       9   278%      3      1   200%

Individual Pensions         9       3   200%    -       -         -       9       3   200%      1   -         -

Corporate Pensions        129      13   892%      14       9    56%     143      22   550%     27     10   170%

Unit Linked Bonds          71     115  (38%)       -    -         -      71     115  (38%)      7     12  (42%)

With-Profit Bonds          56      29    93%       -    -         -      56      29    93%      6      3   100%

Protection                  -    -         -       1       3  (67%)       1       3  (67%)      1      3  (67%)

Offshore Products         127     191  (34%)       1       -      -     128     191  (33%)     14     19  (26%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Retail            1,088     849    28%      16      12    33%   1,104     861    28%    125     97    29%
Retirement


Corporate Pensions         46     116  (60%)      28      19    47%      74     135  (45%)     33     31     6%

Other Products             49      65  (25%)       6       6     0%      55      71  (23%)     11     13  (15%)

DWP Rebates               129     161  (20%)       -       -      -     129     161  (20%)     13     16  (19%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Mature Life and     224     342  (35%)      34      25    36%     258     367  (30%)     56     59   (5%)
Pensions


                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Retail            1,312   1,191    10%      50      37    35%   1,362   1,228    11%    181    156    16%

Wholesale Annuities         3     664 (100%)       -       -      -       3     664 (100%)   -        66      -

Credit Life                10     155  (94%)       -    -         -      10     155  (94%)      1     16  (94%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance      1,325   2,010  (34%)      50      37    35%   1,375   2,047  (33%)    183    238  (23%)
Operations

Channel Summary

Direct and                634     440    44%      43      30    43%     677     470    44%    106     74    43%
Partnership

Intermediated             549     590   (7%)       7       7     0%     556     597   (7%)     62     66   (6%)

Wholesale                  13     819  (98%)    -       -         -      13     819  (98%)      1     82  (99%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total               1,196   1,849  (35%)      50      37    35%   1,246   1,886  (34%)    170    222  (23%)


DWP Rebates               129     161  (20%)       -       -      -     129     161  (20%)     13     16  (19%)

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance      1,325   2,010  (34%)      50      37    35%   1,375   2,047  (33%)    183    238  (23%)
Operations


US Insurance
Operations (1b)

Fixed Annuities           134     149  (10%)       -       -      -     134     149  (10%)     13     15  (13%)

Fixed Index Annuities     109     133  (18%)       -       -      -     109     133  (18%)     11     13  (15%)

Variable Annuities      1,050     894    17%       -       -      -   1,050     894    17%    105     89    18%

Life                        2       2     0%       4       4     0%       6       6     0%      4      4     0%

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total Retail        1,295   1,178    10%       4       4     0%   1,299   1,182    10%    134    122    10%

Guaranteed Investment     132     273  (52%)       -       -      -     132     273  (52%)     13     27  (52%)
Contracts

GIC - Medium Term         335     174    93%       -       -      -     335     174    93%     34     17   100%
Note

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total US Insurance      1,762   1,625     8%       4       4     0%   1,766   1,629     8%    180    167     8%
Operations


Asian Insurance
Operations (1b)

China                       6      11  (45%)      11       5   120%      17      16     6%     12      6   100%

Hong Kong                 102      66    55%      26      20    30%     128      86    49%     36     27    33%

India (5)                  12       8    50%      56      32    75%      68      40    70%     57     33    73%

Indonesia                  16       4   300%      20      14    43%      36      18   100%     22     14    57%

Japan                      30      10   200%       7    -         -      37      10   270%     10      1   900%

Korea                      27      30  (10%)      52      52     0%      79      82   (4%)     55     55     0%

Malaysia                    2       1   100%      14      14     0%      16      15     7%     14     14     0%

Singapore                 103      88    17%      15      14     7%     118     102    16%     25     23     9%

Taiwan                     36      31    16%      33      42  (21%)      69      73   (5%)     37     45  (18%)

Other (4)                   7       2   250%       9       8    13%      16      10    60%     10      8    25%

                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Total Asian Insurance     341     251    36%     243     201    21%     584     452    29%    277    226    23%
Operations


                       ______  ______ ______  ______  ______ ______  ______  ______ ______ ______ ______ ______
Group Total             3,428   3,886  (12%)     297     242    23%   3,725   4,128  (10%)    640    631     1%







Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007

INVESTMENT OPERATIONS

                                                                                    Market &       Net
                             Opening                                       Other    Currency  Movement  Closing
                                 FUM    Gross   Redemptions      Net   Movements   Movements    In FUM      FUM
                                      Inflows                Inflows
2007                            GBPm     GBPm          GBPm     GBPm        GBPm        GBPm      GBPm     GBPm
   M&G

   Retail                     19,176    1,944       (1,371)      573        -            355       928   20,104

   Institutional (5)          25,770    1,339         (545)      794        (81)       (462)       251   26,021

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total M&G                  44,946    3,283       (1,916)    1,367        (81)       (107)     1,179   46,125


   Asia (10)

   India (9)                   1,290      488         (236)      252          83        (10)       325    1,615

   Taiwan                        969      317         (280)       37        -             23        60    1,029

   Korea                       2,952      697         (566)      131        (41)         (9)        81    3,033

   Japan                       2,816      448         (235)      213        -           (40)       173    2,989

   Other Mutual Fund           1,468      206         (269)     (63)         (7)          60      (10)    1,458
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian Equity/Bond/    9,495    2,156       (1,586)      570          35          24       629   10,124
   Other

   MMF

   India (9)                     709    3,914       (3,872)       42       (102)          28      (32)      677

   Taiwan                        467      353         (327)       26        -            (7)        19      486

   Korea                         609      634         (699)     (65)         (1)         (1)      (67)      542

   Other Mutual Fund             133       93          (53)       40        -              1        41      174
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian MMF             1,918    4,994       (4,951)       43       (103)          21      (39)    1,879

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asia Retail Mutual   11,413    7,150       (6,537)      613        (68)          45       590   12,003
   Funds


   Third Party                   840        5          (18)     (13)        -              8       (5)      835
   Institutional Mandates

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian Investment     12,253    7,155       (6,555)      600        (68)          53       585   12,838
   Operations

   US

   Retail                       -           4          -           4        -              1         5        5
                              ______   ______        ______   ______      ______      ______    ______   ______
   Total US                     -           4          -           4        -              1         5        5

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Investment           57,199   10,442       (8,471)    1,971       (149)        (53)     1,769   58,968
   Products

                                                                                    Market &       Net
                             Opening                                       Other    Currency  Movement  Closing
                                 FUM    Gross   Redemptions      Net   Movements   Movements    In FUM      FUM
                                      Inflows                Inflows
2006                            GBPm     GBPm          GBPm     GBPm        GBPm        GBPm      GBPm     GBPm
   M&G

   Retail                     14,627    1,620         (799)      821        -          1,000     1,821   16,448

   Institutional (5)          21,568    1,295         (372)      923          50         680     1,653   23,221

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total M&G                  36,195    2,915       (1,171)    1,744          50       1,680     3,474   39,669

   Asia (10)

   India (9)                   1,005      262         (176)       86          14        (43)        57    1,062

   Taiwan                        632      209         (204)        5        -             28        33      665

   Korea                       2,269      877         (436)      441       (115)         111       437    2,706

   Japan                       2,695      286         (285)        1        -             35        36    2,731

   Other Mutual Fund           1,037      209         (169)       40        -             42        82    1,119
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asia Equity/Bond/     7,638    1,843       (1,270)      573       (101)         173       645    8,283
   Other

   MMF

   India (9)                     461    1,530       (1,608)     (78)        (23)         150        49      510

   Taiwan                        667      449         (437)       12        -              3        15      682

   Korea                         534      537         (545)      (8)         (3)          20         9      543

   Other Mutual Fund             143       43          (33)       10        -              1        11      154
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian MMF             1,805    2,559       (2,623)     (64)        (26)         174        84    1,889

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asia Retail Mutual    9,443    4,402       (3,893)      509       (127)         347       729   10,172
   Funds


   Third Party                   691        5           (5)     -           -             41        41      732
   Institutional Mandates

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian Investment     10,134    4,407       (3,898)      509       (127)         388       770   10,904
   Operations

   US

   Retail                          -        -             -        -        -           -         -           -
                              ______   ______        ______   ______      ______      ______    ______   ______
   Total US                        -        -             -        -        -           -         -           -

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Investment           46,329    7,322       (5,069)    2,253        (77)       2,068     4,244   50,573
   Products

                                                                                    Market &       Net
                             Opening                                       Other    Currency  Movement  Closing
                                 FUM    Gross   Redemptions      Net   Movements   Movements    In FUM      FUM
                                      Inflows                Inflows
2007 Movement Relative to          %        %             %        %           %           %         %        %
2006
   M&G

   Retail                        31%      20%         (72%)    (30%)           -       (65%)     (49%)      22%

   Institutional (5)             19%       3%         (47%)    (14%)      (262%)      (168%)     (85%)      12%

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total M&G                     24%      13%         (64%)    (22%)      (262%)      (106%)     (66%)      16%

   Asia (10)

   India (9)                     28%      86%         (34%)     193%        493%         77%      470%      52%

   Taiwan                        53%      52%         (37%)     640%           -       (18%)       82%      55%

   Korea                         30%    (21%)         (30%)    (70%)         64%      (108%)     (81%)      12%

   Japan                          4%      57%           18%  21,200%           -      (214%)      381%       9%

   Other Mutual Fund             42%     (1%)         (59%)   (258%)           -         43%    (112%)      30%
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asia Equity/Bond/       24%      17%         (25%)     (1%)        135%       (86%)      (2%)      22%
   Other

   MMF

   India (9)                     54%     156%        (141%)     154%      (343%)       (81%)    (165%)      33%

   Taiwan                      (30%)    (21%)           25%     117%           -      (333%)       27%    (29%)

   Korea                         14%      18%         (28%)   (713%)         67%      (105%)    (844%)     (0%)

   Other Mutual Fund            (7%)     116%         (61%)     300%           -          0%      273%      13%
   Operations

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian MMF                6%      95%         (89%)     167%      (296%)       (88%)    (146%)     (1%)

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian Retail            21%      62%         (68%)      20%         46%       (87%)     (19%)      18%
   Mutual Funds

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Asian Investment        21%      62%         (68%)      18%         46%       (86%)     (24%)      18%
   Operations

   US

   Retail                          -        -             -        -           -           -         -        -
                              ______   ______        ______   ______      ______      ______    ______   ______
   Total US                        -        -             -        -           -           -         -        -

                              ______   ______        ______   ______      ______      ______    ______   ______
   Total Investment              23%      43%         (67%)    (13%)       (94%)      (103%)     (58%)      17%
   Products


                                                                                     2007 Q1   2006 Q1
   US (7)                                                                                YTD       YTD  +/- (%)
                                                                                        GBPm      GBPm
   Curian Capital
   External Funds Under                                                                1,369       962      42%
   Administration







Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007 VERSUS QUARTER 4 2006

INSURANCE OPERATIONS

                                 Single                 Regular                  Total          Annual Equivalents(3)

                         Q1 2007     Q 4 +/-(%) Q1 2007 Q 4 2006 +/-(%) Q1 2007     Q 4 +/-(%)     Q1    Q 4 +/-(%)
                                    2006                                           2006          2007   2006
                            GBPm    GBPm           GBPm     GBPm           GBPm    GBPm          GBPm   GBPm
UK Insurance Operations

Product Summary

Internal Vesting             325     369  (12%)       -     -       -       325     369  (12%)     33     37  (11%)
annuities

Direct and Partnership       205     279  (27%)       -     -       -       205     279  (27%)     21     28  (25%)
Annuities

Intermediated Annuities      132     188  (30%)       -     -       -       132     188  (30%)     13     19  (32%)

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total Individual             662     836  (21%)       -     -       -       662     836  (21%)     66     84  (21%)
Annuities

Equity Release                34      34     0%       -     -       -        34      34     0%      3      3     0%

Individual Pensions            9       5    80%    -        -       -         9       5    80%      1      1     0%

Corporate Pensions           129     265  (51%)      14       27  (48%)     143     292  (51%)     27     54  (50%)

Unit Linked Bonds             71      85  (16%)       -     -       -        71      85  (16%)      7      9  (22%)

With-Profit Bonds             56      49    14%       -     -       -        56      49    14%      6      5    20%

Protection                     -       9 (100%)       1     -       -         1       9  (89%)      1      1     0%

Offshore Products            127     100    27%       1     -       -       128     100    28%     14     10    40%

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total Retail Retirement    1,088   1,383  (21%)      16       27  (41%)   1,104   1,410  (22%)    125    165  (24%)

Corporate Pensions            46      73  (37%)      28       19    47%      74      92  (20%)     33     26    27%

Other Products                49      52   (6%)       6        7  (14%)      55      59   (7%)     11     12   (8%)

DWP Rebates                  129    -         -       -     -       -       129    -         -     13   -         -

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total Mature Life and        224     125    79%      34       26    31%     258     151    71%     56     39    44%
Pensions

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total Retail               1,312   1,508  (13%)      50       53   (6%)   1,362   1,561  (13%)    181    204  (11%)

Wholesale Annuities            3     131  (98%)       -     -       -         3     131  (98%)   -        13      -

Credit Life                   10     197  (95%)       -     -       -        10     197  (95%)      1     20  (95%)

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance         1,325   1,836  (28%)      50       53   (6%)   1,375   1,889  (27%)    183    237  (23%)
Operations

Channel Summary

Direct and Partnership       634     949  (33%)      43       47   (9%)     677     996  (32%)    106    142  (25%)

Intermediated                549     559   (2%)       7        6    17%     556     565   (2%)     62     62     0%

Wholesale                     13     328  (96%)    -        -       -        13     328  (96%)      1     33  (97%)

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total                  1,196   1,836  (35%)      50       53   (6%)   1,246   1,889  (34%)    170    237  (28%)

DWP Rebates                  129    -         -       -     -       -       129    -         -     13   -         -
                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total UK Insurance         1,325   1,836  (28%)      50       53   (6%)   1,375   1,889  (27%)    183    237  (23%)
Operations

US Insurance Operations
(8)

Fixed Annuities              134     171  (22%)       -     -       -       134     171  (22%)     13     17  (24%)

Fixed Index Annuities        109     118   (8%)       -     -       -       109     118   (8%)     11     12   (8%)

Variable Annuities         1,050   1,010     4%       -     -       -     1,050   1,010     4%    105    101     4%

Life                           2       2     0%       4        4     0%       6       6     0%      4      4     0%

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Sub-Total Retail           1,295   1,301   (0%)       4        4     0%   1,299   1,305   (0%)    134    134     0%

Guaranteed Investment        132     133   (1%)       -     -       -       132     133   (1%)     13     13     0%
Contracts

GIC - Medium Term Note       335     (6) 5,683%       -     -       -       335     (6) 5,683%     34    (1) 3,500%

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total US Insurance         1,762   1,428    23%       4        4     0%   1,766   1,432    23%    180    147    22%
Operations

Asian Insurance
Operations (8)
China                          6       5    20%      11       15  (27%)      17      20  (15%)     12     16  (25%)

Hong Kong                    102     131  (22%)      26       35  (26%)     128     166  (23%)     36     48  (25%)

India (6)                     12       6   100%      56       28   100%      68      34   100%     57     29    97%

Indonesia                     16      14    14%      20       22   (9%)      36      36     0%     22     23   (4%)

Japan                         30      27    11%       7        3   133%      37      30    23%     10      6    67%

Korea                         27      27     0%      52       53   (2%)      79      80   (1%)     55     56   (2%)

Malaysia                       2       1   100%      14       23  (39%)      16      24  (33%)     14     23  (39%)

Singapore                    103      87    18%      15       25  (40%)     118     112     5%     25     34  (26%)

Taiwan                        36      34     6%      33       33     0%      69      67     3%     37     36     3%

Other (4)                      7       6    17%       9       11  (18%)      16      17   (6%)     10     12  (17%)

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Total Asian Insurance        341     338     1%     243      248   (2%)     584     586   (0%)    277    282   (2%)
Operations

                          ______  ______ ______  ______   ______ ______  ______  ______ ______ ______ ______ ______
Group Total                3,428   3,602   (5%)     297      305   (3%)   3,725   3,907   (5%)    640    665   (4%)





INVESTMENT OPERATIONS


                                                                                     Market &       Net
                                Opening                                      Other   Currency  Movement   Closing
                                    FUM    Gross   Redemptions      Net  Movements  Movements    In FUM       FUM
                                         Inflows                Inflows
                                   GBPm     GBPm          GBPm     GBPm       GBPm       GBPm      GBPm      GBPm

M&G                   Q1 2007    44,946    3,283       (1,916)    1,367       (81)      (107)     1,179    46,125

                      Q4 2006    42,258    3,505       (2,514)      991        (6)      1,703     2,688    44,946

                       +/-(%)        6%     (6%)           24%      38%   (1,250%)     (106%)     (56%)        3%

Asia Retail Mutual    Q1 2007    11,413    7,150       (6,537)      613       (68)         45       590    12,003
Funds

                      Q4 2006    10,396    5,673       (4,734)      939       (34)        112     1,017    11,413

                       +/-(%)       10%      26%         (38%)    (35%)     (100%)      (60%)     (42%)        5%

Asia Third Party      Q1 2007       840        5          (18)     (13)       -             8       (5)       835

                      Q4 2006       758       40           (4)       36       -            46        82       840

                       +/-(%)       11%    (88%)        (350%)   (136%)          -      (83%)    (106%)      (1%)

US Retail Mutual      Q1 2007      -           4          -           4       -             1         5         5
Funds

                      Q4 2006      -        -             -        -          -          -         -        -

                       +/-(%)       -        -             -        -            -        -         -         -


Total Investment      Q1 2007    57,199   10,442       (8,471)    1,971      (149)       (53)     1,769    58,968
Products

                      Q4 2006    53,412    9,218       (7,252)    1,966       (40)      1,861     3,787    57,199

                       +/-(%)        7%      13%         (17%)       0%     (273%)     (103%)     (53%)        3%



Schedule 4 - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                         UK & Europe            US (1a)               Asia (1a)               Total

                       2007   2006          2007   2006        2007 Q1 2006 Q1           2007   2006
                         Q1     Q1            Q1     Q1                                    Q1     Q1
                        YTD    YTD +/-(%)    YTD    YTD +/-(%)     YTD     YTD  +/-(%)    YTD    YTD +/-(%)
                       GBPm   GBPm          GBPm   GBPm           GBPm    GBPm           GBPm   GBPm

Total Insurance       1,375  2,047  (33%)  1,766  1,460    21%     584     414     41%  3,725  3,921   (5%)
Products

Total Investment      3,283  2,915    13%      4      -      -   7,155   4,003     79% 10,442  6,918    51%
Products - Gross
Inflows (2)

                     ______ ______ ______ ______ ______ ______  ______  ______  ______ ______ ______ ______
Group Total           4,658  4,962   (6%)  1,770  1,460    21%   7,739   4,417     75% 14,167 10,839    31%





INSURANCE OPERATIONS


                             Single              Regular               Total              PVNBP (3)
                        2007   2006          2007   2006          2007   2006          2007   2006
                          Q1     Q1            Q1     Q1            Q1     Q1            Q1     Q1
                         YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                        GBPm   GBPm          GBPm   GBPm          GBPm   GBPm          GBPm   GBPm
UK Insurance
Operations

Product Summary

Internal Vesting         325    254    28%      -      -      -    325    254    28%    325    254    28%
annuities

Direct and               205    103    99%      -      -      -    205    103    99%    205    103    99%
Partnership Annuities

Intermediated            132    132     0%      -      -      -    132    132     0%    132    132     0%
Annuities

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Individual         662    489    35%      -      -      -    662    489    35%    662    489    35%
Annuities

Equity Release            34      9   278%      -      -      -     34      9   278%     34      9   278%

Individual Pensions        9      3   200%   -      -         -      9      3   200%      9      3   200%

Corporate Pensions       129     13   892%     14      9    56%    143     22   550%    189     47   302%

Unit Linked Bonds         71    115  (38%)      -   -         -     71    115  (38%)     71    115  (38%)

With-Profit Bonds         56     29    93%      -   -         -     56     29    93%     56     29    93%

Protection                 -   -         -      1      3  (67%)      1      3  (67%)      7     13  (46%)

Offshore Products        127    191  (34%)      1      -      -    128    191  (33%)    131    191  (31%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Retail           1,088    849    28%     16     12    33%  1,104    861    28%  1,159    896    29%
Retirement


Corporate Pensions        46    116  (60%)     28     19    47%     74    135  (45%)    149    189  (21%)

Other Products            49     65  (25%)      6      6     0%     55     71  (23%)     71     84  (15%)

DWP Rebates              129    161  (20%)      -      -      -    129    161  (20%)    129    161  (20%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Mature Life and    224    342  (35%)     34     25    36%    258    367  (30%)    349    434  (20%)
Pensions


                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Retail           1,312  1,191    10%     50     37    35%  1,362  1,228    11%  1,508  1,330    13%

Wholesale Annuities        3    664 (100%)      -      -      -      3    664 (100%)      3    664 (100%)

Credit Life               10    155  (94%)      -   -         -     10    155  (94%)     10    155  (94%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK Insurance     1,325  2,010  (34%)     50     37    35%  1,375  2,047  (33%)  1,521  2,149  (29%)
Operations

Channel Summary

Direct and               634    440    44%     43     30    43%    677    470    44%    804    559    44%
Partnership

Intermediated            549    590   (7%)      7      7     0%    556    597   (7%)    575    610   (6%)

Wholesale                 13    819  (98%)   -      -         -     13    819  (98%)     13    819  (98%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total              1,196  1,849  (35%)     50     37    35%  1,246  1,886  (34%)  1,392  1,988  (30%)


DWP Rebates              129    161  (20%)      -      -      -    129    161  (20%)    129    161  (20%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK Insurance     1,325  2,010  (34%)     50     37    35%  1,375  2,047  (33%)  1,521  2,149  (29%)
Operations


US Insurance
Operations (1a)

Fixed Annuities          134    133     1%      -      -      -    134    133     1%    134    133     1%

Fixed Index Annuities    109    119   (8%)      -      -      -    109    119   (8%)    109    119   (8%)

Variable Annuities     1,050    802    31%      -      -      -  1,050    802    31%  1,050    802    31%

Life                       2      2     0%      4      3    33%      6      5    20%     36     28    29%

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total Retail       1,295  1,056    23%      4      3    33%  1,299  1,059    23%  1,329  1,082    23%

Guaranteed Investment    132    245  (46%)      -      -      -    132    245  (46%)    132    245  (46%)
Contracts

GIC - Medium Term        335    156   115%      -      -      -    335    156   115%    335    156   115%
Note

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total US Insurance     1,762  1,457    21%      4      3    33%  1,766  1,460    21%  1,796  1,483    21%
Operations


Asian Insurance
Operations (1a)

China                      6     10  (40%)     11      5   120%     17     15    13%     57     38    50%

Hong Kong                102     59    73%     26     17    53%    128     76    68%    247    159    55%

India (6)                 12      7    71%     56     29    93%     68     36    89%    235    110   114%

Indonesia                 16      4   300%     20     13    54%     36     17   112%     81     47    72%

Japan                     30      9   233%      7   -         -     37      9   311%     60      2 2,900%

Korea                     27     28   (4%)     52     49     6%     79     77     3%    279    224    25%

Malaysia                   2      1   100%     14     14     0%     16     15     7%     83     82     1%

Singapore                103     83    24%     15     13    15%    118     96    23%    194    190     2%

Taiwan                    36     27    33%     33     37  (11%)     69     64     8%    186    213  (13%)

Other (4)                  7      2   250%      9      7    29%     16      9    78%     36     34     6%

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Asian Insurance    341    230    48%    243    184    32%    584    414    41%  1,458  1,099    33%
Operations


                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Group Total            3,428  3,697   (7%)    297    224    33%  3,725  3,921   (5%)  4,775  4,731     1%







Schedule 5 - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                          UK & Europe            US (1b)             Asia (1b)              Total

                        2007   2006          2007   2006          2007   2006          2007   2006
                          Q1     Q1            Q1     Q1            Q1     Q1            Q1     Q1
                         YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                        GBPm   GBPm          GBPm   GBPm          GBPm   GBPm          GBPm   GBPm

Total Insurance        1,375  2,047  (33%)  1,766  1,629     8%    584    452    29%  3,725  4,128  (10%)
Products

Total Investment       3,283  2,915    13%      4      -      -  7,155  4,407    62% 10,442  7,322    43%
Products - Gross
Inflows (2)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Group Total            4,658  4,962   (6%)  1,770  1,629     9%  7,739  4,859    59% 14,167 11,450    24%





INSURANCE OPERATIONS


                             Single              Regular               Total              PVNBP (3)
                        2007   2006          2007   2006          2007   2006          2007   2006
                          Q1     Q1            Q1     Q1            Q1     Q1            Q1     Q1
                         YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)    YTD    YTD +/-(%)
                        GBPm   GBPm          GBPm   GBPm          GBPm   GBPm          GBPm   GBPm
UK Insurance
Operations

Product Summary

Internal Vesting         325    254    28%      -      -      -    325    254    28%    325    254    28%
annuities

Direct and               205    103    99%      -      -      -    205    103    99%    205    103    99%
Partnership Annuities

Intermediated            132    132     0%      -      -      -    132    132     0%    132    132     0%
Annuities

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Individual         662    489    35%      -      -      -    662    489    35%    662    489    35%
Annuities

Equity Release            34      9   278%      -      -      -     34      9   278%     34      9   278%

Individual Pensions        9      3   200%   -      -         -      9      3   200%      9      3   200%

Corporate Pensions       129     13   892%     14      9    56%    143     22   550%    189     47   302%

Unit Linked Bonds         71    115  (38%)      -   -         -     71    115  (38%)     71    115  (38%)

With-Profit Bonds         56     29    93%      -   -         -     56     29    93%     56     29    93%

Protection                 -   -         -      1      3  (67%)      1      3  (67%)      7     13  (46%)

Offshore Products        127    191  (34%)      1      -      -    128    191  (33%)    131    191  (31%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Retail           1,088    849    28%     16     12    33%  1,104    861    28%  1,159    896    29%
Retirement


Corporate Pensions        46    116  (60%)     28     19    47%     74    135  (45%)    149    189  (21%)

Other Products            49     65  (25%)      6      6     0%     55     71  (23%)     71     84  (15%)

DWP Rebates              129    161  (20%)      -      -      -    129    161  (20%)    129    161  (20%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Mature Life and    224    342  (35%)     34     25    36%    258    367  (30%)    349    434  (20%)
Pensions


                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Retail           1,312  1,191    10%     50     37    35%  1,362  1,228    11%  1,508  1,330    13%

Wholesale Annuities        3    664 (100%)      -      -      -      3    664 (100%)      3    664 (100%)

Credit Life               10    155  (94%)      -   -         -     10    155  (94%)     10    155  (94%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK Insurance     1,325  2,010  (34%)     50     37    35%  1,375  2,047  (33%)  1,521  2,149  (29%)
Operations

Channel Summary

Direct and               634    440    44%     43     30    43%    677    470    44%    804    559    44%
Partnership

Intermediated            549    590   (7%)      7      7     0%    556    597   (7%)    575    610   (6%)

Wholesale                 13    819  (98%)   -      -         -     13    819  (98%)     13    819  (98%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total              1,196  1,849  (35%)     50     37    35%  1,246  1,886  (34%)  1,392  1,988  (30%)


DWP Rebates              129    161  (20%)      -      -      -    129    161  (20%)    129    161  (20%)

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total UK Insurance     1,325  2,010  (34%)     50     37    35%  1,375  2,047  (33%)  1,521  2,149  (29%)
Operations


US Insurance
Operations (1b)

Fixed Annuities          134    149  (10%)      -      -      -    134    149  (10%)    134    149  (10%)

Fixed Index Annuities    109    133  (18%)      -      -      -    109    133  (18%)    109    133  (18%)

Variable Annuities     1,050    894    17%      -      -      -  1,050    894    17%  1,050    894    17%

Life                       2      2     0%      4      4     0%      6      6     0%     36     31    16%

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Sub-Total Retail       1,295  1,178    10%      4      4     0%  1,299  1,182    10%  1,329  1,207    10%

Guaranteed Investment    132    273  (52%)      -      -      -    132    273  (52%)    132    273  (52%)
Contracts

GIC - Medium Term        335    174    93%      -      -      -    335    174    93%    335    174    93%
Note

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total US Insurance     1,762  1,625     8%      4      4     0%  1,766  1,629     8%  1,796  1,654     9%
Operations


Asian Insurance
Operations (1b)

China                      6     11  (45%)     11      5   120%     17     16     6%     57     41    39%

Hong Kong                102     66    55%     26     20    30%    128     86    49%    247    179    38%

India (6)                 12      8    50%     56     32    75%     68     40    70%    235    122    93%

Indonesia                 16      4   300%     20     14    43%     36     18   100%     81     51    59%

Japan                     30     10   200%      7   -         -     37     10   270%     60      2 2,900%

Korea                     27     30  (10%)     52     52     0%     79     82   (4%)    279    241    16%

Malaysia                   2      1   100%     14     14     0%     16     15     7%     83     86   (3%)

Singapore                103     88    17%     15     14     7%    118    102    16%    194    199   (3%)

Taiwan                    36     31    16%     33     42  (21%)     69     73   (5%)    186    242  (23%)

Other (4)                  7      2   250%      9      8    13%     16     10    60%     36     36     0%

                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Total Asian Insurance    341    251    36%    243    201    21%    584    452    29%  1,458  1,199    22%
Operations


                      ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______ ______
Group Total            3,428  3,886  (12%)    297    242    23%  3,725  4,128  (10%)  4,775  5,002   (5%)







Schedule 6

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2007 VERSUS QUARTER 4 2006

INSURANCE OPERATIONS

                              Single               Regular                    Total                 PVNBP (3)
                           Q1    Q 4 +/-(%)     Q1 Q 4 2006  +/-(%)  Q1 2007     Q 4  +/-(%) Q1 2007     Q 4  +/-(%)
                         2007   2006          2007                              2006                    2006
                         GBPm   GBPm          GBPm     GBPm             GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations

Product Summary

Internal Vesting          325    369  (12%)      -     -        -        325     369   (12%)     325     369   (12%)
annuities

Direct and Partnership    205    279  (27%)      -     -        -        205     279   (27%)     205     279   (27%)
Annuities

Intermediated             132    188  (30%)      -     -        -        132     188   (30%)     132     188   (30%)
Annuities

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total Individual          662    836  (21%)      -     -        -        662     836   (21%)     662     836   (21%)
Annuities

Equity Release             34     34     0%      -     -        -         34      34      0%      34      34      0%

Individual Pensions         9      5    80%   -        -        -          9       5     80%       9       5     80%

Corporate Pensions        129    265  (51%)     14       27   (48%)      143     292   (51%)     189     314   (40%)

Unit Linked Bonds          71     85  (16%)      -     -        -         71      85   (16%)      71      85   (16%)

With-Profit Bonds          56     49    14%      -     -        -         56      49     14%      56      49     14%

Protection                  -      9 (100%)      1     -        -          1       9   (89%)       7      24   (71%)

Offshore Products         127    100    27%      1     -        -        128     100     28%     131     100     31%

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total Retail            1,088  1,383  (21%)     16       27   (41%)    1,104   1,410   (22%)   1,159   1,447   (20%)
Retirement

Corporate Pensions         46     73  (37%)     28       19     47%       74      92   (20%)     149     113     32%

Other Products             49     52   (6%)      6        7   (14%)       55      59    (7%)      71      80   (11%)

DWP Rebates               129   -         -      -     -        -        129    -          -     129    -          -

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total Mature Life and     224    125    79%     34       26     31%      258     151     71%     349     193     81%
Pensions

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total Retail            1,312  1,508  (13%)     50       53    (6%)    1,362   1,561   (13%)   1,508   1,640    (8%)

Wholesale Annuities         3    131  (98%)      -    -         -          3     131   (98%)       3     131   (98%)

Credit Life                10    197  (95%)      -     -        -         10     197   (95%)      10     197   (95%)

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total UK Insurance      1,325  1,836  (28%)     50       53    (6%)    1,375   1,889   (27%)   1,521   1,968   (23%)
Operations

Channel Summary

Direct and Partnership    634    949  (33%)     43       47    (9%)      677     996   (32%)     804   1,045   (23%)

Intermediated             549    559   (2%)      7        6     17%      556     565    (2%)     575     595    (3%)

Wholesale                  13    328  (96%)   -        -        -         13     328   (96%)      13     328   (96%)

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Sub-Total               1,196  1,836  (35%)     50       53    (6%)    1,246   1,889   (34%)   1,392   1,968   (29%)

DWP Rebates               129   -         -      -     -        -        129    -          -     129    -          -
                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total UK Insurance      1,325  1,836  (28%)     50       53    (6%)    1,375   1,889   (27%)   1,521   1,968   (23%)
Operations

US Insurance
Operations (8)

Fixed Annuities           134    171  (22%)      -     -        -        134     171   (22%)     134     171   (22%)

Fixed Index Annuities     109    118   (8%)      -     -        -        109     118    (8%)     109     118    (8%)

Variable Annuities      1,050  1,010     4%      -     -        -      1,050   1,010      4%   1,050   1,010      4%

Life                        2      2     0%      4        4      0%        6       6      0%      36      43   (16%)

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Sub-Total Retail        1,295  1,301   (0%)      4        4      0%    1,299   1,305    (0%)   1,329   1,342    (1%)

Guaranteed Investment     132    133   (1%)      -     -        -        132     133    (1%)     132     133    (1%)
Contracts

GIC - Medium Term Note    335    (6) 5,683%      -     -        -        335     (6)  5,683%     335     (6)  5,683%

                       ______ ______ ______ ______   ______  ______   ______  ______  ______  ______  ______  ______
Total US Insurance      1,762  1,428    23%      4        4      0%    1,766   1,432     23%   1,796   1,469     22%
Operations

Asian Insurance
Operations (8)
China                       6      5    20%     11       15   (27%)       17      20   (15%)      57      60    (5%)

Hong Kong                 102    131  (22%)     26       35   (26%)      128     166   (23%)     247     324   (24%)

India (6)                  12      6   100%     56       28    100%       68      34    100%     235     148     59%

Indonesia                  16     14    14%      20        22     (9%)       36      36      0%      81      87    (7%)

Japan                      30     27    11%       7         3     133%       37      30     23%      60      42     43%

Korea                      27     27     0%      52        53     (2%)       79      80    (1%)     279     400   (30%)

Malaysia                    2      1   100%      14        23    (39%)       16      24   (33%)      83     136   (39%)

Singapore                 103     87    18%      15        25    (40%)      118     112      5%     194     237   (18%)

Taiwan                     36     34     6%      33        33       0%       69      67      3%     186     143     30%

Other (4)                   7      6    17%       9        11    (18%)       16      17    (6%)      36      31     16%

                       ______ ______ ______  ______    ______   ______   ______  ______  ______  ______  ______  ______
Total Asian Insurance     341    338     1%     243       248     (2%)      584     586    (0%)   1,458   1,608    (9%)
Operations

                       ______ ______ ______  ______    ______   ______   ______  ______  ______  ______  ______  ______
Group Total             3,428  3,602   (5%)     297       305     (3%)    3,725   3,907    (5%)   4,775   5,045    (5%)





INVESTMENT OPERATIONS


                                                                                    Market &        Net
                             Opening                                       Other    Currency   Movement  Closing
                                 FUM    Gross   Redemptions      Net   Movements   Movements     In FUM      FUM
                                      Inflows                Inflows
                                GBPm     GBPm          GBPm     GBPm        GBPm        GBPm       GBPm     GBPm

M&G                      Q1   44,946    3,283       (1,916)    1,367        (81)       (107)      1,179   46,125
                       2007

                         Q4   42,258    3,505       (2,514)      991         (6)       1,703      2,688   44,946
                       2006

                     +/-(%)       6%     (6%)           24%      38%    (1,250%)      (106%)      (56%)       3%

Asia Retail Mutual       Q1   11,413    7,150       (6,537)      613        (68)          45        590   12,003
Funds                  2007

                         Q4   10,396    5,673       (4,734)      939        (34)         112      1,017   11,413
                       2006

                     +/-(%)      10%      26%         (38%)    (35%)      (100%)       (60%)      (42%)       5%

Asia Third Party         Q1      840        5          (18)     (13)        -              8        (5)      835
                       2007

                         Q4      758       40           (4)       36        -             46         82      840
                       2006

                     +/-(%)      11%    (88%)        (350%)   (136%)           -       (83%)     (106%)     (1%)

US Retail Mutual         Q1     -           4          -           4        -              1          5        5
Funds                  2007

                         Q4     -       -              -        -           -           -          -       -
                       2006

                     +/-(%)      -        -             -        -             -         -          -        -


Total Investment         Q1   57,199   10,442       (8,471)    1,971       (149)        (53)      1,769   58,968
Products               2007

                         Q4   53,412    9,218       (7,252)    1,966        (40)       1,861      3,787   57,199
                       2006

                     +/-(%)       7%      13%         (17%)       0%      (273%)      (103%)      (53%)       3%



PRUDENTIAL PLC - NEW BUSINESS SCHEDULES

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions pension business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the tables for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contract under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Department of Work and Pensions (DWP) rebate business for SAIF is excluded from the new business schedules. This is because, as noted above, SAIF is solely for the benefit of SAIF policyholders.

Notes to Schedules 1A - 6

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson is 1.95.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson is
1.95 (2006: 1.84).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10 per cent single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26 per cent interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2006 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(9) In August 2005, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6 per cent share ownership reducing Prudential's stake to 49 per cent. As a result, Prudential no longer consolidates the company as a subsidiary.

(10) GBP303m of FUM reported under Prudential Asian funds operations relates to M&G's products distributed through those Asian operations and this amount is also included in M&G's FUM.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 April 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                                    Jon Bunn
                                                    Director of Public Relations